Exhibit 99.1

FOR IMMEDIATE RELEASE

EZCHIP SHAREHOLDERS APPROVE MERGER PROPOSAL WITH MELLANOX

YOKNEAM, ISRAEL, January 19, 2016 - EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced that, at the Company’s 2016 Extraordinary General Meeting held today, EZchip shareholders overwhelmingly approved the Merger Proposal with Mellanox Technologies, Ltd. (“Mellanox”) (NASDAQ: MLNX), with approximately 84 percent of votes cast in favor of the merger. The final results will be reported by EZchip in filings with the Securities and Exchange Commission and the Tel Aviv Stock Exchange.

In response to the approval of the merger with Mellanox, Eli Fruchter, CEO of EZchip, stated “We are pleased by the support this transaction has received from our shareholders. We look forward to working with Mellanox to close the transaction for the benefit of all our stakeholders, including our dedicated employees, customers and partners.”

EZchip and Mellanox entered into an agreement on September 30, 2015, providing for Mellanox to acquire EZchip. In accordance with Israeli law, the transaction is expected to close in the second half of February 2016.

About EZchip

EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip's broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd. These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge. There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC). For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated December 21, 2015, for the Extraordinary General Meeting). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The Proxy Statement for the Extraordinary General Meeting (including the Merger Agreement with Mellanox Technologies, Ltd. (as amended by Amendment No. 1 dated November 17, 2015) and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC on December 21 , 2015 and mailed to shareholders. Shareholders are urged to read the Proxy Statement for the Extraordinary General Meeting, together with the exhibits thereto, in their entirety because they contain important information. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at http://www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800)322-2885
Collect: +1-(212)929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts

Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
+1-415-869-3950

Sharon Stern / Adam Pollack
+1-212-355-4449

MacKenzie Partners, Inc.
Bob Marese
+1-212-929-5405